VIA EDGAR
May 2, 2011
Ms. Cecilia D. Blye
Chief, Office of Global Security Risk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Finisar Corporation Form 10-K for the Fiscal Year Ended April 30, 2010 Filed July 1, 2010 File No. 000-27999
Dear Ms. Blye:
Below is the response (the “Response”) of Finisar Corporation (“Finisar” or “Company”) to the comments and request for information (the “Comment”) set forth in the letter dated March 17, 2011 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”). For the convenience of the Staff, Finisar has restated the Comment in bold and italics.
Staff Comment:
1.	Please tell us whether the possible inadvertent International Traffic in Arms Regulations violations included exports to Iran, Syria, Sudan or Cuba, countries identified by the State Department as state sponsors of terrorism.
Company Response:
1.	The possible inadvertent violations of the International Traffic in Arms Regulations were limited to exports to Israel.
Staff Comment:
2.	We note a November 2007 news article discussing that you distribute your products in the Middle East. Iran, Syria and Sudan, countries generally understood to be included in references to the Middle East, are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not provide disclosure about contacts with Iran, Syria or Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan, if any, whether through affiliates, distributors, resellers, subsidiaries, or other direct or indirect arrangements. Your response should describe any services or products you have provided to Iran, Syria or Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of Iran, Syria or Sudan, or entities controlled by these governments.
For example, we note from your Form 10-K that Huawei is one of your customers. We note from a December 2008 news article that you received Huawei’s Golden Core Partner award, your third award from Huawei; and that you supply a wide range of optical components to Huawei that are included in its telecommunications networking equipment. According to Huawei Technology’s website, it has a commercial presence in Iran; according to a January 2011 news article, Huawei has contracts with Syrian Telecommunications Establishment; and according to a July 2010 news article, WiMAX ISP will

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use equipment provided by Huawei to launch voice and data service in Sudan. Finally, according to October and November 2010 news articles, Huawei recently provided advanced telecommunications in Iran including military networking equipment to the country’s Revolutionary Guard. Please clarify whether Huawei utilizes your products or services in its operations in Iran, Syria or Sudan.
Company Response:
2.	Finisar has no known past, current, or anticipated contacts with Iran, Syria or Sudan, whether through subsidiaries, resellers, customers, distributors or other direct or indirect arrangements. Finisar does not maintain any offices, employees, agents or affiliates in Iran, Syria or Sudan, and none are anticipated. Finisar has provided no services or products to Iran, Syria or Sudan, directly or through any of its affiliates, and has no agreements, commercial arrangements, or other contacts with the governments of Iran, Syria or Sudan, or entities controlled by these governments.
As part of its export compliance policy, Finisar’s standard form distributor and reseller agreements require our third-party partners to comply with U.S. export control laws and regulations. In addition, Finisar customers, including Huawei, are provided notice that U.S. export control laws are applicable to Finisar products. Specifically, Finisar’s standard form sales order acknowledgement, commercial invoice and packing slip generated in connection with the sale of a Finisar product contains a notification of the recipient’s obligation to comply with applicable U.S. export control laws and regulations.
With respect to Huawei’s utilization of our products in its operations in Iran, Syria, or Sudan, Finisar generally does not have insight into the ultimate destination of the Finisar products sold to our customers, including Huawei. Finisar products are typically incorporated into larger telecommunications and data communications systems. However, Finisar can confirm that it is has not to its knowledge ever provided to Huawei or any other customer any product customized for use in an end product exported to any party in Iran, Syria or Sudan or any service with respect to any such product.
Staff Comment:
3.	Please discuss the materiality of any contacts with Iran, Syria or Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms including, in addition to the revenue figures in your disclosure, the approximate dollar amounts of any associated assets and liabilities for the last three fiscal years and subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan, including a discussion of the potential for reputational harm from your relationship with Huawei.
Company Response:
3.	As discussed in our response to Comment 2, Finisar has no known past, current or anticipated contacts with Iran, Syria or Sudan, has as not provided any customer, including Huawei, any service or customized product for use in any end product destined for any party in Iran, Syria or Sudan, and has taken steps to ensure that our customers, resellers and distributors are on notice of re-export restrictions applicable to Finisar products. Finisar has no reason to believe that any of Huawei’s sales in Iran, Syria, or Sudan are subject to any U.S. re-export controls or restrictions. As a result, we do not believe that there exists a material risk of reputational harm associated with our relationship with Huawei.

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Acknowledgements:
In connection with the Finisar’s response to your comments, we acknowledge the following:
1.	Finisar is responsible for the adequacy and accuracy of the disclosure in its filings;
2.	Staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
3.	Finisar may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (267) 803-3803 should you have any questions.
Regards,
FINISAR CORPORATION
/s/ Christopher E. Brown
Christopher E. Brown
Executive Vice President &
General Counsel
cc:	Kurt Adzema, Executive Vice President & Chief Financial Officer, Finisar Corporation
Eitan Gertel, Chief Executive Officer, Finisar Corporation
Jerry Rawls, Chairman of the Board, Finisar Corporation
Roger Ferguson, Chairman, Finisar Audit Committee

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